SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/13/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,614,533

8. SHARED VOTING POWER
105,600

9. SOLE DISPOSITIVE POWER
2,720,133
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,720,133

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.04%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #8 to the schedule 13d filed February 19, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-Q filed on November 23,2009 there were 30,080,350 shares of common stock outstanding as of 09/30/09 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,720,133 shares of ASG or 9.04% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 7/9/12 the following shares of ASG were sold:


Date	                Shares	                Price
07/06/12		(70,769)		3.9930
07/09/12		(17,418)		3.9879
07/10/12		(80,627)		3.9488
07/11/12		(9,510)		        3.9630
07/12/12		(78,044)		3.8881
07/13/12		(62,749)		3.9501
07/16/12		(85,695)		3.9406







d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 07/17/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos